St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St. Jude RESOURCES LTD.
www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

[redacted]

02060835

December 17, 2002

SUPPL

02 DEC 30 AM 9:27

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #130 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for

MICHAEL A. TERRELL,
President

/mjh
enclosures

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

dlw 1/9

St. Jude RESOURCES LTD.

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566
www.stjudegold.com

NEWS RELEASE

" St. Jude Acquires New Gold Concession in Burkina Faso "

Vancouver, December 17, 2002, St. Jude Resources Ltd. (SJD-TSX Venture) is pleased to announce that it has entered into an option agreement to acquire a 100% interest in a gold concession in Burkina Faso, West Africa. The concession is 249 sq. km. in size and is located approximately 100 km. west of the capital city of Ouagadougou and 20 km. north of the city of Ouahigouya. There is excellent access to the concession which is adjacent to major roads. The company can acquire a 100% interest, (subject to the standard government carried interest of 10%), on a staged basis, such that St. Jude earns the initial 90% interest by making five annual payments of US $60,000.00 for a total of US $300,000.00. The first annual payment totalling $60,000.00 has been made effective today. St. Jude has the further option to acquire the Vendor's remaining 10% participating interest for a further payment of US $1.0 million at any time up to 12 months from first commercial gold production on the property, together with the issuance of a 5% net profits interest, which shall thereafter be retained by the vendor.

The principal target on the concession at this time, is the Goulagou prospect, which was identified by previous exploration activity. St. Jude has made a detailed examination of the concession and the available exploration data. Prior to our involvement, a previous drill hole namely #SO-DDH-03, reportedly intersected three parallel zones of gold mineralization. The chart below sets out the assay results reported by the previous operator of the project, together with the check assays which St. Jude received:

Zone	From -To (m)	Width (m)	Previous Assay Results g/t Au	St. Jude's Check Assay Results
One	52 - 74	22	2.70	2.53
Two	86 - 120	34	3.5	3.33
Three	168 - 185	17	7.6	6.76

The previous exploration program also included a reverse circulation drill hole, collared 15 meters to the north of hole #SO-DDH-03, which reported results of 2.20 g/t au over 119 meters, from 16m - 135m. Furthermore, a second reverse circulation hole collared 60 meters north of hole #SO-DDH-03, up-dip of the higher grade zone, reported results of 2.30 g/t au over 44 meters, from 32m - 76m. St. Jude has not performed check assays on these reverse circulation holes.

Pursuant to our option agreement, the company has no minimum work commitment on the project however, we have commenced a small reverse circulation drill program to determine the nature and general parameters of the gold mineralization at the Goulagou prospect. Results from the first phase of this program will be examined in the new year, and at that time, the company will establish a exploration program and budget for the 2003 exploration season. St. Jude is quite excited about the acquisition of the Goulagou project, and results from our phase one drill program are expected early in the new year.

For more information on St. Jude and its projects, interested parties are invited to visit the company's website at www.stjudegold.com.

ST. JUDE RESOURCES LTD.
PER:
MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
Tel: +1-604-940-6565
Fax: +1-604-940-6566

